December 10, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christine Westbrook Joseph McCann

RE:	Flora Growth Offering Statement on Form 1-A File No. 024-11096
Dear Ms. Westbrook and Mr. McCann:

Flora Growth Corp., an Ontario corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on December 11, 2019, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (561) 955-7654. Thank you for your assistance and cooperation.

Very truly yours,

FLORA GROWTH CORP.

By: /s/ Damian Lopez
Name: Damian Lopez
Title: Chief Executive Officer